04017402

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 2 7 2004 WASH, D.C. 161 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48782

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCDUFFIE/MORRIS FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4630 HARBOUR VILLAGE BLVD, STE 1502
(No. and Street)

PONCE INLET, FL 32170
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLIFTON MORRIS JR. 386 756 0595
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. J. CLINE + CO.
(Name – *if individual, state last, first, middle name*)

8375 JUMPERS HOLE RD., MILLERSVILLE, MD 21108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CLIFTON MORRIS JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MC DUFFIE/MORRIS FINANCIAL GROUP, INC, as of 2-4, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peggy Beckwith
My Commission DD238626
Expires November 21 2007

Signature

PRESIDENT

Title

Peggy Beckwith
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. J. Cline & Co., P.A.

Certified Public Accountants

Dwyer Building, Suite 102
8375 Jumpers Hole Road
Millersville, Maryland 21108
(410) 647-3522

To the Board of Directors
McDuffie/Morris Financial Group, Inc.

We have examined the financial statements of McDuffie/Morris Financial Group, Inc. for the year ended December 31, 2003, and have issued our report thereon dated February 24, 2004. As part of our examination we made a study and an evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to the customer securities. The Company is in compliance with the conditions of the exemption and no facts have come to our attention indicating that such conditions had not been complied with during the period.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of McDuffie/Morris Financial Group, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph or this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. (or other designated regulatory organizations) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

R J Cline & Co. P.A.

R. J. Cline & Co., P.A.
February 26, 2004

McDUFFIE / MORRIS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
TABLE OF CONTENTS
DECEMBER 31, 2003

R. J. Cline & Co., P.A.

Certified Public Accountants

Dwyer Building, Suite 102
8375 Jumpers Hole Road
Millersville, Maryland 21108
(410) 647-3522

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of McDuffie / Morris Financial Group, Inc.

We have audited the accompanying balance sheet of McDuffie / Morris Financial Group, Inc. (a Delaware Corporation) as of December 31, 2003 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDuffie / Morris Financial Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

R.J. Cline & Co., P.A.

R.J. Cline & Co., P.A.
Baltimore, MD

February 24, 2004

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS:			
Current Assets			
Cash	$ 9,368		
Accounts Receivable	6,750		
Total Current Assets		$ 16,118	
Fixed Assets			
Office Equipment	$ 8,000		
Accumulated Depreciation	(4,800)		
Total Fixed Assets		$ 3,200	
TOTAL ASSETS			$ 19,318
LIABILITIES:			
Current Liabilities			
Payroll Taxes Payable	$ 284		
Accounts Payable	3,900		
Total Current Liabilities		$ 4,184	
STOCKHOLDERS' EQUITY:			
Paid in Capital	$ 11,761		
Retained Earnings	3,373		
Total Stockholders' Equity		$ 15,134	
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY			$ 19,318

See accompanying notes to financial statements

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
INCOME STATEMENT
FOR THE 12 MONTHS ENDED DECEMBER 31, 2003

REVENUE:		
Commissions		
Variable Annuities	$ 3,533	
Variable Life	33,991	
Mutual Funds	22,655	
Trail Administration	37,484	
TOTAL REVENUE		$ 97,663
EXPENSES:		
Bank Service Charges	$ 41	
Professional Fees	2,155	
Depreciation	1,600	
Insurance	537	
Interest	41	
Licenses & Permits	2,035	
Office Supplies	3,116	
Contract Labor	32,760	
Employee Benefits	9,601	
Officer's Salaries	40,210	
Payroll Taxes	3,143	
Repairs & Maintenance	2,633	
Reference Materials	1,202	
Vehicle	1,433	
Travel	800	
Total Expenses		$ 101,307
NET INCOME		$ (3,644)

See accompanying notes to financial statements

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2003

Retained Earnings, January 1, 2003	$ 7,017
Net Income	(3,644)
Retained Earnings, December 31, 2003	$ 3,373

See accompanying notes to financial statements

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE 12 MONTHS ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Cash Received from Commercial Customers	$ 96,095
Cash Paid to Suppliers & Contractors	101,307
Taxes Paid	0
Cash Provided by Operating Activities	$ (5,212)
Cash Flows from Investing Activities:	$ 0
Cash Flows from Financing Activities:	
Interest Received	$ 0
Capital Contributions	(485)
Net Cash Used by Financing Activities	$ (485)
Net Decrease in Cash	$ (5,697)
Beginning Cash, January 1, 2003	$ 15,065
Ending Cash, December 31, 2003	9,368
Net Decrease in Cash	$ (5,697)

See accompanying notes to financial statements

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of McDuffie / Morris Financial Group, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company operates as a securities distributor for various investment companies and maintains offices in Maryland and Florida. The Company is paid directly from the investment company as its customers investments are received by the investment company. Consequently, the Company's accounts receivables are maintained at a reasonably low level.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2003, the Company's cash accounts included -0- short-term debt securities.

Inventories

The Company provides financial services, therefore does not maintain inventories.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight line method for financial reporting purposes at rates based on a five year estimated useful life. Depreciation expense for the period ended December 31, 2003 is $1,600.

For federal income tax purposes, depreciation is computed using the Modified Accelerated Cost Recovery System. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenses for maintenance and repairs are charged to expenses as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - RETIREMENT PLANS

The Company has a non-obligatory profit sharing plan. As of December 31, 2003, related expense of -0- is recognized in the financial statements.

R. J. Cline & Co., P.A.

Certified Public Accountants

Dwyer Building, Suite 102
8375 Jumpers Hole Road
Millersville, Maryland 21108
(410) 647-3522

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Board of Directors and Stockholders
of McDuffie / Morris Financial Group, Inc.

Our report on our audit of the basic financial statements of McDuffie / Morris Financial Group, Inc. (a Delaware Corporation) for December 31, 2003 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Reconciliation of Stockholders' Equity and Additional Notes to Financial Statements are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

R J Cline & Co. PA.

R.J. Cline & Co., P.A.
Baltimore, MD
February 24, 2004

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2003

Stockholders' Equity - January 1, 2003	$ 19,263
Capital Contributions	(485)
Net Income	(3,644)
Stockholders' Equity - December 31, 2003	$ 15,134

Management Representations

Management has requested net capital exemption under Sec 15c3 KT II.

Management has represented that there are no material differences between the accompanying statements its quarterly filings of Sec 17a(5) Focus IIA reports.

McDUFFIE / MORRIS FINANCIAL GROUP, INC.
ADDITIONAL NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2003

The Company is not required to file Schedule II, Reserve Computation under Rule 15c3-3 and information relating to possession or control requirements as it is exempt from Rule 15c3-3 under Paragraph (K) (2) (i) of the rule.

SCHEDULE III - RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)4

COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

DECEMBER 31, 2003

There are no material differences between the computation of net capital included in the basic financial statements and the net capital computation included in the Company's December 31, 2003 unaudited FOCUS Report filing dated December 31, 2003.

RECONCILIATION:

December 31, 2003 Focus Report, Net Capital Computation	$ 11,934
Depreciation Adjustment	3,200
December 31, 2003 Balance Sheet, Net Capital	$ 15,134